Filed Pursuant to Rule 424(b)(3) under the
                                      Securities Act of 1933 in connection with Registration Statement No. 333-55098

                    Supplement to Global Express Capital Real
                 Estate Investment Fund I, LLC Prospectus Dated
                 October 4, 2001, as amended on January 17, 2002

As of April 30, 2002, Global Express Capital Real Estate Investment Fund I, LLC (the "Company"), pursuant to its prospectus dated January 17, 2002 has raised in excess of $1,500,000 and has funded its first loan which is secured by a first deed of trust in real property located in the State of Nevada.

The loan matures in twelve months at an interest rate of 14% per annum. The date of maturity may be extended for one year at the sole option of the Company and shall be subject to an extension fee of 1% for such extension.

Units of ownership interest in the Company are continuing to be offered in accordance with the terms and conditions of the Prospectus.